SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31509; File No. 812-14373]

Griffin Institutional Access Real Estate Fund and Griffin Capital Advisor, LLC; Notice of

Application

March 23, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the

"Act") for an exemption from sections 18(c) and 18(i) of the Act, under sections 6(c) and

23(c)(3) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares and to impose asset-based

distribution fees and early withdrawal charges ("EWCs").

Applicants: Griffin Institutional Access Real Estate Fund (the "Fund") and Griffin Capital

Advisor, LLC (the "Adviser").

Filing Dates: The application was filed on October 16, 2014, and amended on March 3, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 17, 2015, and

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Griffin Institutional Access Real Estate Fund and Griffin Capital Advisor, LLC, c/o Terrence Davis, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, 920 Massachusetts Avenue, NW, Suite 900, Washington, DC 20001.

For Further Information Contact: Laura Solomon, Senior Counsel, at (202) 551-6915, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a recently-formed Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company. The Fund's investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets. Applicants represent that the Fund pursues its investment objective by strategically investing across private institutional real estate investment funds as well as a diversified set of public real estate securities.

2.   The Adviser is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Fund.

3.   The Applicants seek an order to permit the Fund to issue multiple classes of shares, each having its own fee and expense structure, and to impose asset-based distribution fees and EWCs.

4.   Applicants request that the order also apply to any continuously-offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and which operates as an interval fund pursuant to rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934 ("Exchange Act") (each, a "Future Fund" and together with the Fund, the "Funds").[2]

5.   The Fund is currently making a continuous public offering of its common shares. Applicants state that additional offerings by any Fund relying on the order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium. The Funds do not expect there to be a secondary trading market for their shares.

6.   If the requested relief is granted, the Fund intends to redesignate its common shares as "Class A Shares" and to continuously offer two additional classes of shares ("Class I Shares" and "Class C Shares"). Because of the different distribution fees, services and any other class expenses that may be attributable to the Class A Shares, Class I and Class C Shares, the net

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an applicant.

income attributable to, and the dividends payable on, each class of shares may differ from each other.

7.   Applicants state that, from time to time, the Fund may create additional classes of shares, the terms of which may differ from the Class A, Class I and Class C Shares in the following respects: (i) the amount of fees permitted by different distribution plans or different service fee arrangements; (ii) voting rights with respect to a distribution plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; (vi) any EWC or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

8.   Applicants state that the Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5%) at net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to rule 23c-3 under the Act. Each of the other Funds will likewise adopt fundamental investment policies in compliance with rule 23c-3 and make quarterly repurchase offers to its shareholders or provide periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Exchange Act.[3] Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

9.   Applicants represent that any asset-based service and distribution fees for each class of shares will comply with the provisions of NASD Rule 2830(d) ("NASD Sales Charge Rule").[4]

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[3] Applicants submit that rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933.

[4] Any reference to the NASD Sales Charge Rule includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and

other characteristics of each class of shares offered for sale by the prospectus, as is required for

open-end multiple class funds under Form N-1A. As is required for open-end funds, each Fund

will disclose its expenses in shareholder reports, and disclose any arrangements that result in

breakpoints in or elimination of sales loads in its prospectus.[5] In addition, applicants will

comply with applicable enhanced fee disclosure requirements for fund of funds, including

registered funds of hedge funds.[6]

10. Each of the Funds will comply with any requirements that the Commission or

FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations

about the costs and conflicts of interest arising out of the distribution of open-end investment

company shares, and regarding prospectus disclosure of sales loads and revenue sharing

arrangements, as if those requirements applied to the Fund. In addition, each Fund will

contractually require that any distributor of the Fund's shares comply with such requirements in

connection with the distribution of such Fund's shares.

11. Each Fund will allocate all expenses incurred by it among the various classes of

shares based on the net assets of the Fund attributable to each class, except that the net asset

value and expenses of each class will reflect distribution fees, service fees, and any other

incremental expenses of that class. Expenses of the Fund allocated to a particular class of shares

will be borne on a pro rata basis by each outstanding share of that class. Applicants state that

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[5] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[6] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

12.   Applicants state that each Fund may impose an EWC on shares submitted for repurchase that have been held less than a specified period and may waive the EWC for certain categories of shareholders or transactions to be established from time to time. Applicants state that each of the Funds will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act as if the Funds were open-end investment companies.

13.   Each Fund operating as an interval fund pursuant to rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, "Other Funds"). Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in rule 23c-3 under the Act. Any exchange option will comply with rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to rule 11a-3. In complying with rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of shares of the Funds may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of shares.

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to

facilitate the distribution of its shares and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Early Withdrawal Charges

1.   Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2.   Rule 23c-3 under the Act permits a registered closed-end investment company (an "interval fund") to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the Act provides that an interval fund may deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3.   Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the

repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4.   Applicants request relief under section 6(c), discussed above, and section 23(c)(3) from rule 23c-3 to the extent necessary for the Funds to impose EWCs on shares of the Funds submitted for repurchase that have been held for less than a specified period.

5.   Applicants state that the EWCs they intend to impose are functionally similar to CDSLs imposed by open-end investment companies under rule 6c-10 under the Act. Rule 6c-10 permits open-end investment companies to impose CDSLs, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor and state that the same policy considerations support imposition of EWCs in the interval fund context.   In addition, applicants state that EWCs may be necessary for the distributor to recover distribution costs. Applicants represent that any EWC imposed by the Funds will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Funds will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

Asset-based Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions,

policies and purposes of the Act, and the extent to which the participation is on a basis different

from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule

17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant

to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1

under the Act to the extent necessary to permit the Fund to impose asset-based distribution fees.

Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-

end investment companies, which they believe will resolve any concerns that might arise in

connection with a Fund financing the distribution of its shares through asset-based distribution

fees.

For the reasons stated above, applicants submit that the exemptions requested under

section 6(c) are necessary and appropriate in the public interest and are consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent

with the protection of investors and will insure that applicants do not unfairly discriminate

against any holders of the class of securities to be purchased. Finally, applicants state that the

Funds' imposition of asset-based distribution fees is consistent with the provisions, policies and

purposes of the Act and does not involve participation on a basis different from or less

advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the

following condition:

Each Fund relying on the order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary